SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 16)*

CORVEL CORPORATION

Name of Issuer

Common Stock

Title of Class of Securities

221006109

CUSIP Number

December 31, 2017

Date of Event That Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 221006109		13G

1	Name of Reporting Person: I.R.S. Identification No. of Above Person: Corstar Holdings, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 7,174,134

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 7,174,134

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,174,134

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 37.99%

12	Type of Reporting Person CO

CUSIP No. 221006109		13G

1	Name of Reporting Person: I.R.S. Identification No. of Above Person: Jeffrey J. Michael.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 238,485*

	6	Shared Voting Power 7,174,134

	7	Sole Dispositive Power 238,485*

	8	Shared Dispositive Power 7,174,134

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,412,619

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 39.26%

12	Type of Reporting Person IN

* Includes 37,500 shares of common stock that may be acquired upon exercise of options as of or within 60 days of February 1, 2018.

Item 1.
	(a)	Name of Issuer The name of the issuer is CorVel Corporation.
	(b)	Address of Issuer’s Principal Executive Offices 2010 Main Street, Suite 600 Irvine, CA 92614

Item 2.
	(a)	Name of Person Filing. See (c) below.
	(b)	Address of Principal Business Office or, if none, Residence. See (c) below
(c)

Citizenship.
Jeffrey J. Michael

10901 Red Circle Drive, Suite 370

Minnetonka, MN 55343

United States citizen

Corstar Holdings, Inc.

10901 Red Circle Drive, Suite 370

Minnetonka, MN 55343

Minnesota corporation

	(d)	Title of Class of Securities. Common Stock
	(e)	CUSIP Number. 221006109

Item 3.		Not applicable.

Item 4.	Ownership
(a)

Amount beneficially owned:

As of December 31, 2017, Corstar Holdings, Inc. held 7,174,134 shares of CorVel stock.(1)  As of December 31, 2017 Jeffrey J. Michael individually owned 200,985 shares of CorVel stock and options of 37,500 exercisable within 60 days of February 1, 2018.  Mr. Michael is the President and CEO  and the sole director of Corstar Holdings, Inc.  Mr. Michael disclaims beneficial ownership of shares held by Corstar Holdings, Inc. except to the extent of his pecuniary interest therein.

(1)     ENStar Inc. acquired the common stock shares of CorVel Corporation on February 28, 1997 when ENStar was spun off of the previous stock owner, North Star Universal, Inc.  In 1999 ENStar Inc. merged with Enstar Acquisition, Inc.  In April, 2000, Enstar Acquisition, Inc. changed its name to Corstar Holdings, Inc.

(b)

Percent of class:

Based on 18,879,945 shares of the Issuer’s common stock outstanding as of January 31, 2018 as reported in the Issuer’s Form 10-Q for the quarterly period ended December 31, 2017:  Corstar Holdings, Inc. may be deemed to the beneficial owner of 37.99% of the Issuer’s common stock and Mr. Michael may be deemed to be the beneficial owner of 39.26% of the Issuer’s common stock.

(c) The Reporting Persons have the power to vote or dispose of the number of shares as follows:
(i)

Sole power to vote or to direct the vote.

Mr. Michael may be deemed to have the sole power to vote or direct the vote of 238,485 shares of common stock based on his ownership of 200,985 shares and options to purchase 37,500 shares that are exercisable within 60 days of February 1, 2018.

(ii) Shared power to vote or to direct the vote. Mr. Michael and Corstar Holdings, Inc. maybe deemed to share the power to vote or direct the vote with respect to 7,412,619 shares of common stock.
(iii)

Sole power to dispose or to direct the disposition of.

Mr. Michael has sole power to dispose or control the disposition of 238,485 shares of common stock based on his ownership of 200,985 shares and options to purchase 37,500 shares that are exercisable within 60 days of February 1, 2018.

(iv)

Shared power to dispose or to direct the disposition of.

Mr. Michael and Corstar Holdings, Inc. maybe deemed to have shared power to dispose of or shared power to direct the disposition of 7,412,619 shares of common stock.

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Reported on By the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Exhibit A attached hereto identifies each member of the group filing this Schedule 13G/A pursuant to Rule 13d-1(c).

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2018		/s/ Jeffrey J. Michael
Jeffrey J. Michael

CORSTAR HOLDINGS, INC.

By:	/s/ Jeffrey J. Michael
Name:	Jeffrey J. Michael
Its:	President & CEO

Exhibit Index

Exhibit	Title	Page No.

Exhibit A	Group Members	8

Exhibit B	Joint Filing Agreement	9